Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
600 Peachtree Street, N.E o Twenty-Fourth Floor o Atlanta, GA 30308 telephone 404 815 2400 o facsimile 404 815 2424 o www.paulhastings.com


(404) 815-2227
reypascual@paulhastings.com

March 7, 2008


VIA EDGAR


Terence O'Brien
Accounting Branch Chief

Tracy Houser
Staff Accountant

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:      Kronos Advanced Technologies, Inc.
         Form 10-KSB for the Fiscal Year Ended June 30, 2007
         Filed September 30, 2007
         Form 10-QSB for the Fiscal Quarter Ended September 30, 2007 File No. 0-30191

Dear Mr. O'Brien and Ms. Houser:

On behalf of Kronos Advanced Technologies, Inc. ("Kronos" or the "Company"), I write in response to the Staff's letter of February 19, 2008 regarding Kronos' Form 10-KSB for the fiscal year ended June 30, 2007 and Form 10-QSB for the fiscal quarter ended September 30, 2007. Kronos' responses to the Staff's requests are provided below. We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment. As requested, Kronos we will make any changes discussed in future filings.

Note 8 - Convertible Notes Payable and Notes Payable, page F-11

1. We note your response to comment 2 in our letter dated January 28, 2008 regarding the Sun and Gumbinner notes issued on June 19, 2007, that are convertible into your common stock at $0.0028 per share. Specifically, you state that Section 2 to the Voting and Support Agreement with Sun and Gumbinner states that Sun and Gumbinner are unable to convert their notes until the occurrence of future events outside of their control (i.e., a contingency). However, it appears the language in Section 2 stipulates Sun and Gumbinner vote their securities in a prescribed manner and does not address their ability to convert their notes into shares of common stock. Further, Section 3(a) of the Voting and Support Agreement appears to limit Sun and Gumbinner's ability to sell, transfer, etc. any of your securities but not limit their ability to convert one security into another security. Finally, the Standstill letters from Sun and Gumbinner appear to only require Sun and Gumbinner not to exercise the conversion options until December 31, 2007, which would be a passage of time issue.

Terence O'Brien
Tracy Houser
March 7, 2008
Page 2

     Further, Issue 2 of EITF 00-27 states, ". . . the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time, should be used to measure the intrinsic value of an embedded conversion option. Changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs." Also refer to the examples in paragraphs 9 and 10 of EITF 00-27. In your response, you state that the future events are not within the control of the holder without comment as to whether you believe such events are within your control or who does control such events.

     As such, it remains unclear how you determined that the Sun and Gumbinner notes contain a contingent beneficial conversion feature that will be recognized once the contingency is resolved in accordance with Issue 2 of EITF 00-27. Please address each of the following points.

     o Provide us with a more detailed explanation with reference to the specific agreements and accounting literature that supports your current accounting.

Response: Kronos did not recognize a beneficial conversion feature ("BCF") for the Gumbinner and Sun notes because the notes are not convertible into Kronos common stock until the occurrence of future events outside the control of Sun and Gumbinner (pursuant to the Voting and Support Agreement between the Company and Sun and Gumbinner dated June 19, 2008). According to Paragraph 2 of the Gumbinner and Sun Voting and Support Agreement, "each Security Holder hereby irrevocably and unconditionally agrees that, during the period beginning on the date hereof and ending on the earlier to occur of (Y) the date on which all of the matters set forth in Sections 2(a)(1)-(5) below have been approved by the stockholders of the Company or (Z) August 1, 2008 (the "Expiration Date"), at any meeting of the stockholders of the Company called to vote upon (1) a slate of directors of the Company's board of directors as proposed by AirWorks, (2) adjusting the size of the Company's board of directors such that upon the election of the slate of directors proposed by AirWorks, such directors hold a majority of the seats on the Company's board of directors, (3) approving an amendment to the Company's articles of incorporation to increase the Company's authorized common stock to a number of shares necessary to allow the Lenders to convert the entire amount of the Financing into shares of the common stock of the Company as provided in the Notes and in the Funding Agreement, (4) reincorporating the Company in Delaware and/or (5) a reverse stock split proposed by AirWorks or the Company's board of directors, the approval of any of the foregoing or any rescission or withdrawal of such approval, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to such actions, each Security Holder shall vote (or cause to be voted) the Subject Shares held by such Security Holder." These contingencies had not been resolved by June 30, 2007 and September 30, 2007, respectively.

Terence O'Brien
Tracy Houser
March 7, 2008
Page 3

In addition, Sun and Gumbinner agreed (pursuant to paragraph 4 of an Agreement between the Company and Sun and Gumbinner dated June 19, 2008) "that it [Sun and Gumbinner] shall not exercise, sell, assign, convey or otherwise transfer any rights of conversion it has with respect to any securities that are convertible (directly or indirectly) into the common stock of the Company, par value $0.001 per share, or any other capital stock of the Company, including, without limitation, any options or warrants." Although the Agreement does not explicitly state that Sun and Gumbinner may not convert any securities, it was the intention of the parties that Sun and Gumbinner would not convert any portion of their Secured Convertible Promissory Notes until the contingencies described in the Voting and Support Agreement were met.

Kronos' position is supported by the Emerging Issues Task Force (EITF) Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" Section 13 and EITF Issue No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" Issue 2.

     o Tell us and disclose in future filings the intrinsic value of the embedded conversion options at the date of issuance.

Response: The intrinsic value of the Sun and Gumbinner embedded conversion options were $125,000 and $75,000, respectively, at the date of issuance, June 19, 2007. In future filings, Kronos will revise its disclosure to include disclosure of the intrinsic value of the Sun and Gumbinner embedded conversion options.

     o Tell us and disclose in future filings the future events that need to occur before Sun and Gumbinner may convert the notes into shares of common stock, including the document that provides for such contingencies to be able to convert the notes. Please tell us who controls the occurrence of each event.

Response: As described above, pursuant to the Voting and Support Agreement between the Company and Sun and Gumbinner dated June 19, 2008 and the Agreement between the Company and Sun and Gumbinner dated June 19, 2008, Sun and Gumbinner may not convert the notes into shares of common stock until a meeting of the stockholders of Kronos has been called to vote upon (1) a slate of directors of the Company's board of directors as proposed by AirWorks, (2) adjusting the size of the Company's board of directors such that upon the election of the slate of directors proposed by AirWorks, such directors hold a majority of the seats on the Company's board of directors, (3) approving an amendment to the Company's articles of incorporation to increase the Company's authorized common stock to a number of shares necessary to allow the Lenders to convert the entire amount of the Financing into shares of the common stock of the Company as provided in the Notes and in the Funding Agreement, (4) reincorporating the Company in Delaware and/or (5) a reverse stock split proposed by AirWorks or the Company's board of directors. These contingencies are controlled by the shareholders who are required to vote on each of the listed events.

Terence O'Brien
Tracy Houser
March 7, 2008
Page 4

     o If you are unable to support your current accounting for the conversion options of the Sun and Gumbinner notes, provide us with your materiality assessment in accordance with SAB Topic 1:M. If you provide us with a materiality assessment that demonstrates the impact to your consolidated financial statements is material, please amend your June 30, 2007 Form 10-KSB and subsequent Forms 10-QSB and restate your consolidated financial statements.

Response: As described above, Kronos believes it is able to support the current accounting for the conversion options of the Sun and Gumbinner notes. Notwithstanding Kronos' belief that its accounting is appropriate, if Kronos was required to restate its financial results for the fiscal year ended June 30, 2007 and the three months ended September 30, 2007, the following adjustments would need to be made:
     (i) Adjustment to the Consolidated Statements of Operations:
            Amortization of the combined intrinsic value of the beneficial conversion feature of the Sun and Gumbinner Secured Convertible Promissory Notes would have increased the Company's Net Operating Loss by $2,009, or 0.1%, and $16,804, or 1.2%, for the twelve months ended June 30, 2007 and three months ended September 30, 2007, respectively.
     (ii)Adjustment to the Consolidated Balance Sheet:
            Recognizing the combined intrinsic value of the beneficial conversion feature of the Sun and Gumbinner Secured Convertible Promissory Notes would have: (a) increased the Company's Discount for Beneficial Conversion Feature by $197,991, or 5.9%, and $181,187, or 5.9%, at June 30, 2007 and September 30, 2007,
            respectively; (b) increased the Company's Paid in Capital by $200,000, or 0.0%, at June 30, 2007 and September 30, 2007; and (c)
            increased the Company's Accumulated Deficit by $2,009, or 0.0%, and $16,804, or 0.0%, at June 30, 2007 and September 30, 2007,
            respectively.

     o If there is no agreement that prevents Sun and Gumbinner from converting their notes into shares of common stock beyond December 31, 2007, and you do not have a sufficient amount of shares of common stock to satisfy the conversion options, please tell us what consideration you gave to the guidance in paragraphs 12 and 11 of SFAS 133 and EITF 00-19.

Terence O'Brien
Tracy Houser
March 7, 2008
Page 5


Response: For the financial periods ending June 30, 2007 and September 30, 2007, Kronos had sufficient authorized and unissued shares of common stock to allow for Sun and Gumbinner to convert the full amount of their Secured Convertible Promissory Notes. If Kronos does not to have a sufficient amount of shares of common stock to satisfy the conversion options, Kronos will record a derivative liability pursuant to the guidance in paragraphs 12 and 11 of SFAS 133 and EITF 00-19. Kronos will value all its derivative instruments using the Black-Scholes method and take into account any additional interest or penalties as well as default premium's or liquidated damages, as at the date the derivative liability is triggered and will record a loss of that amount on its financial statements. Subsequently, Kronos will mark-to-market the change in the value of the derivative liability for every future quarterly and annual period until the derivative liability is satisfied. However, Kronos believes that it will increase its authorized share capital before it will have to record the aforementioned derivative liability.

     o Regardless of whether the beneficial conversion features are to be recognized currently or subsequently upon the occurrence of future events, your footnote disclosures should be revised to adequately explain the material terms of the notes and the amount of beneficial conversion feature that is either currently recognized or will be recognized, including the events that need to occur for the contingency to be resolved. Refer to Issue 16(a) of EITF 00-27 for guidance.

Response: In future filings, Kronos will revise its footnote disclosures to more fully explain the terms of the notes and the amount of beneficial conversion feature that is either currently recognized or will be recognized, including the events that need to occur for the contingency to be resolved.

2. We note your response to comment 2 in our letter dated January 28, 2008 regarding the additional notes to AirWorks and Hilltop during the fiscal quarter ended September 30, 2007. Specifically, it appears that the section you cite limiting AirWorks and Hilltop's ability to exercise their conversion options ends on December 31, 2007. As such, it would appear that such clause is a "passage of time" contingency. As such, it is unclear how you determined that any corresponding beneficial conversion feature is not yet required to be recognized. As noted in the above comment, Issue 2 of EITF 00-27 states beneficial conversion features with passage of time contingencies are to be recognized at the date of issuance. Please address each of the following points.

     o Provide us with a more detailed explanation with reference to the specific agreements and accounting literature that supports your current accounting.

Response: Kronos did not recognize a BCF for any additional amounts of the notes to AirWorks and RS Properties (subsequently Hilltop) in Kronos' Financial Statements reported on its September 30, 2007 Form 10-QSB because the AirWorks and Hilltop conversion feature was capped. Kronos, AirWorks and Hilltop amended the original funding agreement by adding Section 5.15 (Conversion Limitation), which states the following: " Prior to December 31, 2007 Airworks and RS Properties may not convert any outstanding principal amount of the AirWorks Note or the RS Properties Note, or any accrued and unpaid interest thereon, to the extent such conversion would require Borrower to issue shares of Common Stock in excess of Borrower's authorized and unissued shares of Common Stock."

Kronos' position is supported by the Emerging Issues Task Force (EITF) Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" Section 13 and EITF Issue No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" Issue 2.

Terence O'Brien
Tracy Houser
March 7, 2008
Page 6


     o Tell us and disclose in future filings the intrinsic value of the embedded conversion options at the date of issuance.

Response: The combined value of the intrinsic value of the AirWorks and Hilltop embedded conversion options at the dates of issuance are provided in the table below:

                                               Intrinsic Value - Beneficial
         Date of Issuance                           Conversion Feature
         ----------------                           ------------------
           June 19, 2007                                 $3,400,000
          August 8, 2007                                   115,638
          August 8, 2007                                   120,000
         August 15, 2007                                   414,828

In future filings, Kronos will revise its disclosure to include disclosure of the intrinsic value of the AirWorks and Hilltop embedded conversion options.

     o If you are unable to support your current accounting for the conversion options of the additional AirWorks and Hilltop notes, provide us with your materiality assessment in accordance with SAB Topic 1:M. If you provide us with a materiality assessment that demonstrates the impact to your consolidated financial statements is material, please amend your September 30, 2007 Form 10-QSB and restate your consolidated financial statements.

Response: As described above, Kronos believes it is able to support the current accounting for the conversion options of the AirWorks and Hilltop notes. Notwithstanding Kronos' belief that its accounting is appropriate, if Kronos was required to restate its financial results for the three months ended September 30, 2007, the following adjustments would need to be made:
     (i) Adjustment to the Consolidated Statements of Operations:
            Amortization of the combined beneficial conversion feature on the AirWorks and Hilltop Secured Convertible Promissory Notes would have increased the Company's Net Operating Loss by $30,560, or 2.1%, for the three months ended September 30, 2007.
     (ii)Adjustment to the Consolidated Balance Sheet:
            Recognizing the combined beneficial conversion feature on the AirWorks and Hilltop Secured Convertible Promissory Notes would have: (a) increased the Company's Discount for Beneficial Conversion Feature by $619,906, or 20.1%, at September 30, 2007; (b) increased the Company's Paid in Capital by $650,466, or 0.0%, at September 30, 2007; and (c) increased the Company's Accumulated Deficit by $30,560, or 0.0%, at September 30, 2007.

     o If there is no agreement that prevents AirWorks and Hilltop from converting their notes into shares of common stock beyond December 31, 2007, and you do not have a sufficient amount of shares of common stock to satisfy the conversion options, please tell us what consideration you gave to the guidance in paragraphs 12 and 11 of SFAS 133 and EITF 00-19.

Terence O'Brien
Tracy Houser
March 7, 2008
Page 7

Response: If there is no agreement that prevents AirWorks and Hilltop from converting their notes into shares of common stock beyond December 31, 2007, and Kronos does not have a sufficient amount of shares of common stock to satisfy the conversion options, Kronos will record a derivative liability pursuant to the guidance in paragraphs 12 and 11 of SFAS 133 and EITF 00-19. Kronos will value all its derivative instruments using the Black-Scholes method and take into account any additional interest or penalties as well as default premium's or liquidated damages, as at the date the derivative liability is triggered and will record a loss of that amount on its financial statements. Subsequently, Kronos will mark-to-market the change in the value of the derivative liability for every future quarterly and annual period until the derivative liability is satisfied. However, Kronos believes that it will increase its authorized share capital before it will have to record the aforementioned derivative liability.

     o Regardless of whether the beneficial conversion features are to be recognized currently or subsequently upon the elimination of a "cap," your footnote disclosures should be revised to adequately explain the material terms of the notes and the amount of beneficial conversion feature that is either currently recognized or will be recognized, including the events that need to occur for the contingency to be resolved. Refer to Issue 16(a) of EITF 00-27 for guidance.

Response: In future filings, Kronos will revise its footnote disclosure to more fully explain the terms of the notes and the amount of beneficial conversion feature that is either currently recognized or will be recognized, including the events that need to occur for the contingency to be resolved.

                     _______________________________________

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at (404) 815-2227.

Sincerely yours,


Reinaldo Pascual
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:      Daniel R. Dwight